SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13E-3
                                (Amendment No. 4)

                        RULE 13e-3 TRANSACTION STATEMENT
           UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                            GrandSouth Bancorporation
                                (Name of Issuer)

                              GrandSouth Bancorporation

   Ronald K. Earnest            Harold E. Garrett          Baety O. Gross, Jr.
   Mason Y. Garrett             Michael L. Gault          J. Calhoun Pruitt, Jr.
 S. Hunter Howard, Jr.         S. Blanton Phillips
                   (Names of Person(s) Filing Statement)

                    Common Stock                        386627 10 3
           (Title of Class of Securities)  (CUSIP Number of Class of Securities)

             Ronald K. Earnest                             Copies To:
                 President                          George S. King, Jr., Esq.
         GrandSouth Bancorporation                 Suzanne Hulst Clawson, Esq.
              381 Halton Road                     Haynsworth Sinkler Boyd P.A.
      Greenville, South Carolina 29607            1201 Main Street, 22nd Floor
               (864) 770-1000                    Columbia, South Carolina 29201
  (Name, address, and telephone numbers of person       (803) 779-3080
authorized to receive notices and communications on
             behalf of filing persons)

This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1933.

c.   [ ]  A tender offer.

d.   [ ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            Calculation of Filing Fee

     Transaction valuation*                      Amount of filing fee
-------------------------------------      -------------------------------------
        $1,892,025.76                                 $134.90

* For purposes of calculating the fee only. This amount assumes 290,188 shares of common stock of the subject company will be exchanged for 290,188 shares of Series A Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the common stock of the subject company as of June 30, 2009, which was $6.52 per share. The amount of the filing fee equals $71.30 per every $1 million in aggregate transaction value.

[X]  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $105.58          Filing Party: GrandSouth Bancorporation

Form or Registration No.: Schedule 13E-3          Date Filed: September 29, 2009
                          No. 005-81190

                  TRANSACTION STATEMENT UNDER SECTION 13(e) OF
          THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 ("Amendment No. 4") is being filed by the filing persons listed on the cover of this Schedule in connection with the Special Meeting of Shareholders of GrandSouth Bancorporation (the "Company") held on January 20, 2010 (the "Special Meeting"). The purpose of the Special Meeting was to vote on an amendment to the articles of incorporation of the Company, which provides for the reclassification (the "Reclassification") of shares of the Company's common stock held by shareholders of record of fewer than 2,001 shares into a like number of shares of Series A Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company's common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"), and to suspend its obligation to file reports under Section 15(d) of the Exchange Act. The amendment to the articles of incorporation is attached as
Exhibit 3 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on February 12, 2010.

The Reclassification is on the terms and subject to the conditions set forth in the Definitive Proxy Statement. The purpose of this Amendment No. 4 is to report the results of the Rule 13e-3 transaction pursuant to Rule 13e-3(d)(3) of the Exchange Act of 1934, as amended (the "Exchange Act").

A total of 2,484,211 shares of the Company's common stock were represented at the Special Meeting in person or by proxy (representing approximately 70% of the total outstanding shares of the common stock). At the Special Meeting, the Reclassification was approved by the affirmative vote of 2,459,828 shares of the Company's common stock, which exceeds the two-thirds of outstanding common stock required for approval by the South Carolina Business Corporations Act.

An amendment to the Company's Articles of Incorporation to effect the Reclassification as of February 12, 2010, was filed with the South Carolina Secretary of State on February 12, 2010. The Reclassification reduced the number of record holders of the Company's common stock to fewer than 300, and, consequently, on February 12, 2010, the Company filed a Form 15 with the Securities and Exchange Commission to terminate registration of the common stock under Rule 12g-4(a)(1) of the Exchange Act.

                         SIGNATURES & POWER OF ATTORNEY

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12 , 2010      GRANDSOUTH BANCORPORATION

                              By: s/Ronald K. Earnest
                                  Ronald K. Earnest
                                  President


Date: February 12, 2010         OTHER FILING PERSONS:

                                s/Ronald K. Earnest
                                ------------------------------------------------
                                Ronald K. Earnest

                                s/Harold E. Garrett
                                ------------------------------------------------
                                Harold E. Garrett
                                by Ronald K. Earnest, Attorney-in-Fact

                                s/Mason Y. Garrett
                                ------------------------------------------------
                                Mason Y Garrett
                                 by Ronald K. Earnest, Attorney-in-Fact

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

                                s/Michael L. Gault
                                ------------------------------------------------
                                Michael L. Gault
                                by Ronald K. Earnest, Attorney-in-Fact

                                s/Baety O. Gross, Jr.
                                ------------------------------------------------
                                Baety O. Gross, Jr.
                                by Ronald K. Earnest, Attorney-in-Fact

                                s/S. Hunter  Howard, Jr.
                                ------------------------------------------------
                                S. Hunter Howard, Jr.
                                by Ronald K. Earnest, Attorney-in-Fact

                                s/S. Blanton Phillips
                                ------------------------------------------------
                                S. Blanton Phillips
                                by Ronald K. Earnest, Attorney-in-Fact

                                s/J. Calhoun  Pruitt, Jr.
                                ------------------------------------------------
                                J. Calhoun Pruitt, Jr.
                                by Ronald K. Earnest, Attorney-in-Fact



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


                               POWER OF ATTORNEY*

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Ronald K. Earnest and John B. Garrett as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Rule 13e-3 Transaction Statement on Schedule 13E-3, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each of said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing required or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or their substitutes, could lawfully do or cause to be done by virtue hereof.

Date: September 16, 2009            OTHER FILING PERSONS:

                                    s/Ronald K. Earnest
                                    --------------------------------------------
                                    Ronald K. Earnest

                                    s/Harold E. Garrett
                                    --------------------------------------------
                                    Harold E. Garrett

                                    s/Mason Y. Garrett
                                    --------------------------------------------
                                    Mason Y Garrett

                                    s/Michael L. Gault
                                    --------------------------------------------
                                    Michael L. Gault

                                    s/Baety O. Gross, Jr.
                                    --------------------------------------------
                                    Baety O. Gross, Jr.

                                    s/S. Hunter  Howard, Jr.
                                    --------------------------------------------
                                    S. Hunter Howard, Jr.

                                    s/S. Blanton Phillips
                                    --------------------------------------------
                                    S. Blanton Phillips

                                    s/J. Calhoun  Pruitt, Jr.
                                    --------------------------------------------
                                    J. Calhoun Pruitt, Jr.

*Filed as part of original Schedule 13E-3

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


EXHIBIT INDEX


     1.   Definitive   Proxy   Statement,   Notice  of  the  Annual  Meeting  of
          Shareholders and related cover letter, including:

          Appendix A Amendment  to the  Articles of  Incorporation  and Terms of
                     Series A Preferred Stock
          Appendix B South Carolina Dissenters' Rights Statute
          Appendix C Information Incorporated by Reference

               o Quarterly Reports on Form 10-Q of GrandSouth Bancorporation for the quarters ended March 31, 2009, June 30, 2009, and September 30, 2009 (without exhibits); and

               o The following portions of the GrandSouth Bancorporation Annual Report to Shareholders, which are filed as a part of
                    Exhibit 13 to the Form 10-K for the fiscal year ended December 31, 2008:

                    o Management's Discussion and Analysis of Financial Condition and Results of Operations
                    o    Report of Independent Registered Public Accounting Firm
                    o    Consolidated  Balance  Sheets at December  31, 2008 and
                         2007
                    o Consolidated Statements of Income for the years ended December 31, 2008, 2007 and 2006
                    o Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the years ended December 31, 2008, 2007 and 2006
                    o Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
                    o    Notes to Consolidated Financial Statements

          (Incorporated by reference to the Definitive Proxy Statement, as amended, relating to this transaction filed under cover of Schedule 14A (Amendment No. 3); File No. 000-31937.)

     2.   GrandSouth   Bancorporation   1998  Stock  Option  Plan,   as  amended
          (Incorporated by reference to Registrant's Proxy Statement for the 2005 Annual Meeting of Shareholders).

     3. GrandSouth Bancorporation 2009 Stock Option Plan (Incorporated by reference to Registrant's Proxy Statement for the 2009Annual Meeting of Shareholders).

     4. Terms of Series T and Series W Preferred Stock as set forth in Registrant's Articles of Incorporation, as amended (Incorporated by reference to exhibits to Registrant's Quarterly Report on Form 10-Q for the Quarter ended March 31, 2009).

     5. Letter Agreement, dated January 9, 2009 between the Company and the United States Department of the Treasury relating to issuance and sale of the Series T and Series W Preferred Stock and Warrant (Incorporated by reference to exhibits to Registrant's Current Report on Form 8-K filed January 12, 2009).

     6. Warrant for Purchase of Series W Preferred Stock (Incorporated by reference to exhibits to Registrant's Current Report on Form 8-K filed January 12, 2009).


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

     7. Terms of Series T-2 Preferred Stock as set forth in Registrant's Articles of Amendment (Incorporated by reference to exhibits to Registrant's Form 8-K filed December 14, 2009).

     8. Letter Agreement, dated December 11, 2009 between the Company and the United States Department of the Treasury relating to issuance and sale of the Series T-2 Preferred Stock (Incorporated by reference to exhibits to Registrant's Form 8-K filed December 14, 2009).
























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